UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 2, 2025, Skillful Craftsman Education Technology Limited (the “Company”) held an extraordinary general meeting of the Company at 10:00 a.m., local time, at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, China (the “Meeting”). At the Meeting, the shareholders of the Company approved: (i) the authorized share capital of the Company be increased from US$100,200 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 1,000,000 preference shares of US$0.0002 par value each to US$101,000 divided into 500,000,000 ordinary shares of US$0.0002 par value each and 5,000,000 preference shares of US$0.0002 par value each by the creation of an additional 4,000,000 preference shares of US$0.0002 par value each (the “Share Capital Increase”), and (ii) immediately following the Share Capital Increase becoming effective, 1,000,000 preference shares of par value US$0.0002 be designated and issued to Mr. Bin Fu, the Chief Executive Officer and Chairman of the Board of Directors of the Company, as “Series A Preference Shares” such that the holder of a Series A Preference Share shall have 50 votes for every Series A Preference Share of which he is the holder subject to the Certificate of Designation attached as Annex A to the proxy statement and Award Agreement attached as Annex B to the proxy statement (the “Preference Share Issue”, and together with the Certificate of Designation and Award Agreement, the “Preference Share Transaction”)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Dawei Chen
Name:	Dawei Chen
Title:	Chief Financial Officer

Date: July 3, 2025

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